May 15, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	MultiMetaVerse Holdings Limited
Registration Statement on Form F-1
Filed February 7, 2023
File No. 333-269609

Dear Ms. Barone:

On behalf of our client, MultiMetaVerse Holdings Limited, a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 filed on February 7, 2023 (the “Registration Statement”) contained in the Staff’s letter dated February 24, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form F-1 Filed February 7, 2023

Cover Page

1.	For each of the securities registered for resale, disclose the price that the selling securityholders paid for such securities. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff.

2.	We note your disclosure in your risk factors and use of proceeds section related to the fact that there is no guarantee that the holders of warrants will elect to exercise the warrants. On the cover page, disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary and MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company revised the disclosure on the cover pages, page 14, 76 and 122, as instructed by the Staff.

May 15, 2023

3.	We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff.

4.	Please disclose prominently on the cover page that your contractual arrangements with your VIE have not been tested in court.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff to state that “Our VIE Agreements have not been tested in a court of law in the PRC.”

5.	Please expand your disclosure on your cover page to expressly address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff.

6.	Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff to state that “Investors are cautioned that they are not buying shares of a China-based operating company but instead are buying shares of a British Virgin Islands holding company with operations conducted by its Subsidiaries' contractual arrangements with variable interest entities.”

7.	Expand your description of how cash is transferred through your organization to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: The Company revised the disclosure on the cover pages as instructed by the Staff.

May 15, 2023

Summary of the Prospectus, page 1

8.	Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: The Company revised the disclosure on pages 1 to 4 as instructed by the Staff.

9.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company revised the disclosure on pages 4, 9, 13, 48-51 as instructed by the Staff.

10.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company revised the disclosure on pages 10 to 11 as instructed by the Staff.

May 15, 2023

Risk Factors

Risks Related to Doing Business in China, page 42

11.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company revised the disclosure on pages 13, 48 to 51 as instructed by the Staff.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company revised the disclosure on pages 13, 48 to 51 as instructed by the Staff.

Risks Related to MMV’s Securities and this Offering

The sale or availability for sale of substantial amounts of our securities..., page 63

13.	Expand your risk factor on page 63 to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Company revised the disclosure on pages 69 to 70 as instructed by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 104

14.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Yiran Xu, a beneficial owner of 66.4% of your outstanding shares, will be able to sell all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company revised the disclosure on page 122 as instructed by the Staff. The Company respectfully notes that Mr. Yiran Xu only owns approximately 19.1% of MMV’s outstanding Class A ordinary shares. Mr. Yiran Xu may be deemed to beneficially own an additional 47.3% of our outstanding shares due to the contractual arrangement with Avatar Group Holdings Limited, or Avatar, which allows Mr. Yiran Xu to exercise voting power for the shares owned by Avatar. However, Mr. Yiran Xu does not have the right to dispose the shares owned by Avatar.

May 15, 2023

General

15.	We note that one or more of your officers or directors are located in China. Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

Response: The Company added an Enforceability of Civil Liability section on pages 160 as instructed by the Staff.

Please do not hesitate to contact Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP

cc:	Yiran Xu, Chief Executive Officer and Chairman of the Board of Directors, MultiMetaVerse Holdings Limited